UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

ULTRAPETROL (BAHAMAS) LIMITED

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

P94398107

(CUSIP Number)

José Antonio Sastre G.

c/o SIPSA S.A.

Av. El Bosque Norte 0440 of. 1101

Las Condes

Santiago, Chile

Tel: (011) (56) (2) 362-3333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P94398107

1.	Name of Reporting Person Inversiones Los Avellanos S.A. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Chile
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. P94398107

1.	Name of Reporting Person Hazels (Bahamas) Investments Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Commonwealth of the Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. P94398107

1.	Name of Reporting Person SIPSA S.A. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Chile
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. P94398107

1.	Name of Reporting Person Felipe Menéndez R. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Chile
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person IN

CUSIP No. P94398107

1.	Name of Reporting Person Ricardo Menéndez R. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Argentina
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person IN

This Amendment No. 6 to Schedule 13D relates to shares of the Common Stock, par value $0.01 per share (“Common Stock”), of Ultrapetrol (Bahamas) Limited. (the “Issuer”), and amends the initial statement on Schedule 13D filed on July 22, 2010, Amendment No. 1 thereto filed on November 19, 2012, Amendment No. 2 thereto filed on December 12, 2012, Amendment No. 3 thereto filed on June 17, 2013, Amendment No. 4 thereto filed on February 26, 2014 and Amendment No. 5 thereto filed on July 15, 2014 (together, the “Original 13D” and, together with this Amendment No. 6, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 6 shall have the same meanings ascribed to them in the Original 13D.

ITEM 4. PURPOSE OF TRANSACTION

The disclosure in Item 4 of the Original 13D is hereby amended by adding the following.

On September 3, 2014 (the “Closing Date”) pursuant to the terms of that certain Share Purchase Agreement (the “Share Purchase Agreement” or “SPA”), dated as of July 13, 2014, by and among Hazels, Avellanos, Ocean Consulting GmbH, Ocean Transportation GmbH (collectively, the “Sellers”), F. Menéndez, R. Menéndez, Sparrow, Sparrow 2, Triton Shipping Ltd., and Quattro Shipping Holdings Ltd., the Sellers sold to Sparrow all of their interests in the Common Stock of the Issuer (the “Closing”), including Common Stock that were delivered upon the exercise of certain options and their economic interests in Common Stock held by Sparrow 2. As of the Closing Date, the undersigned no longer own nor have any interests in Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

a)	As a result of Closing, as of the Closing Date, none of the undersigned has, or may be deemed to have, beneficial ownership of any Common Stock.

b)	As a result of Closing, as of the Closing Date, none of the undersigned has voting or dispositive powers with respect to any Common Stock.

c)	Other than the SPA and Closing, as described herein, none of the undersigned has engaged in any transaction in Common Stock in the past 60 days.

d)	[Not applicable]

e)	On September 3, 2014, the undersigned have ceased to be beneficial owners of more than 5% of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original 13D is hereby amended by adding the following.

As discussed in Item 4 above, pursuant to the SPA the undersigned sold all of their interests in Common Stock to Sparrow. The Share Purchase Agreement is described in greater detail in the Original 13D. This description of the Share Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to such agreement, which was filed as an exhibit to Amendment No. 5 to Schedule 13D and incorporated by reference in this Item 6. As of the Closing Date, the undersigned no longer hold any interests in Common Stock of the Issuer.

Pursuant to the terms of the SPA, as of the Closing Date, the Issuer terminated its employment agreements with F. Menendez and R. Menendez and the consulting agreements with entities controlled by them and entered into new employment and consulting agreements. F. Menendez and R. Menendez will no longer serve as Chief Executive Officer and Executive Vice President of the Issuer, but they will remain with the Issuer as directors. The terms of the new employment and consulting agreements will be for up to six months. As of the Closing Date, the Shareholders’ Agreement and the Sparrow Shareholders’ Agreement were terminated and they will be of no further force and effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2014

INVERSIONES LOS AVELLANOS S.A.

By:	/s/ Julio Menéndez R.
	Name:	Julio Menéndez R.
	Title:	President

By:	/s/ José Antonio Sastre G.
	Name:	José Antonio Sastre G.
	Title:	Director

SIPSA S.A.

By:	/s/ Julio Menéndez R.
	Name:	Julio Menéndez R.
	Title:	President

By:	/s/ José Antonio Sastre G.
	Name:	José Antonio Sastre G.
	Title:	Attorney-in-Fact

HAZELS (BAHAMAS) INVESTMENTS INC.

By:	/s/ Julio Menéndez R.
	Name:	Julio Menéndez R.
	Title:	Director

By:	/s/ José Antonio Sastre G.
	Name:	José Antonio Sastre G.
	Title:	Director

FELIPE MENÉNDEZ R.

/s/ Felipe Menéndez R. RICARDO MENÉNDEZ R.

/s/ Ricardo Menéndez R.